FILED BY NORANDA INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                  SUBJECT COMPANY: FALCONBRIDGE LIMITED
                                  COMMISSION FILE NO.: 33-95280

03/09/05
QUESTIONS AND ANSWERS

1. WHO WILL RUN THE NEW COMPANY? WHAT WILL THE MANAGEMENT TEAM LOOK LIKE? Following the completion of the combination, Derek Pannell will be CEO, Aaron Regent will become President, Peter Kukieski will become Chief Operating Officer and Steve Douglas will be Executive Vice President and Chief Financial Officer.

2. IS MY JOB SAFE?
Noranda and Falconbridge undertook a comprehensive integration effort beginning in 2001, so combination of the companies' functions, where necessary, has largely been addressed. It's business as usual.

3. WHAT DOES THIS MEAN FOR THE FUTURE OF NORANDA AND FALCONBRIDGE? Combining the companies is an excellent opportunity for our companies. This move will combine our strong portfolios of assets, creating a critical mass that will be beneficial in executing our strategies, our exploration programs, and in developing our pipeline of growth opportunities. We will be one of the biggest base metals companies in North America.

It will also create a simplified ownership structure. Brascan's position in Noranda will be reduced to between 16-26%, compared to its current 41% interest, and there will be one company called NorandaFalconbridge owned by common shareholders in the stock market.

4. WE'RE ALREADY INTEGRATED IN MANY WAYS. WHAT WILL CHANGE?
We will benefit from increased critical mass, which will be helpful in pursuing our strategies and developing our growth projects. We will become one of the largest base metals companies in the world. It will also create a simplified ownership structure, which will make us more attractive to investors, improving our potential for growing the value of the company.

5. WHAT HAPPENS TO CHINA MINMETALS AND OTHER POTENTIAL BIDDERS?
The process with China Minmetals has ended. We are now focusing our efforts on the creation of the new NorandaFalconbridge. Over the past months we have developed an excellent working relationship with China Minmetals and we look forward to building and expanding this strategic association.

6. IS BRASCAN SELLING ALL OF ITS SHARES OF NORANDA?
Brascan has indicated it will exchange its common shares in Noranda for junior preferred shares. It is anticipated that Brascan will hold between 16-26% of the new NorandaFalconbridge shares. NorandaFalconbridge will become a widely-held public company.

7. WILL THIS CHANGE ANY COMPENSATION, BENEFITS, PENSION PROGRAMS?
This will be seamless to employees. Noranda and Falconbridge undertook a comprehensive integration effort beginning in 2001, so combination of the companies' functions, where necessary, has largely been addressed. It's business as usual.

8. WHAT WILL HAPPEN TO THE IDENTITIES/BRANDS OF NORANDA AND FALCONBRIDGE? Upon successful completion of the merger, the new company will be called NorandaFalconbridge.

9. WHAT SHOULD WE BE DOING?
Keep doing what you're doing. The merger process will take several months to complete. During this time, we should continue to operate with a "business as usual" approach, with emphasis on working safely and meeting business plans. We'll keep you up-to-date as the process evolves.

Investor Information

This communication is being made in respect of the proposed combination (the "Merger") involving Noranda Inc. and Falconbridge Limited. The proposed Merger will be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) will be offered 1.77 Noranda common shares for each Falconbridge common share. In connection with the proposed Merger, Noranda will prepare and file with the U.S. Securities and Exchange Commission (the "SEC"), if required, a registration statement on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Noranda, if required, will be filing other documents regarding the proposed Merger with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.